Exhibit 99.1

ASX ANNOUNCEMENT

20 April 2015

Additional Breast Health Centres to begin offering BREVAGenplus®

Melbourne, Australia, 20 April 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to announce that a further two (2) new breast health centres will begin to offer BREVAGenplus® to their at-risk patients in a systematic fashion. This is in addition to the six (6) breast health centres that the Company previously announced were set to adopt BREVAGenplus, of which all six (6) have in fact provided samples during the March 2015 quarter.

With an additional number of new breast health centres expected to follow suit later in calendar year 2015, the Company reiterates that it expects sales growth to accelerate in the second half of calendar 2015 and beyond.

Importantly, the Company believes that the adoption of BREVAGenplus by a total of eight (8) new breast health centres validates the company’s recently re-focused sales and marketing strategy, announced in September 2014, whereby the Company shifted its focus to these large facilities. While these centres are more complex entities with longer sales cycles, they offer higher and more stable long-term revenue potential.

The Company is working closely with these pivotal breast health centres and referring health care practitioners to ensure the creation of a personalised comprehensive breast cancer risk assessment approach in which BREVAGenplus plays an integral role.  In this way, the Company aims to reinforce the benefits of the test, ease its adoption by the new clinics and ensure its routine use by them.

By working with these breast health centres and health care practitioners, the Company has developed a protocol where women who may be at significant risk and have little to no family history of breast cancer, are being screened. Pilot programs have been instituted which essentially create a “safety net” for their patients, by assessing both hereditary as well as sporadic breast cancer risk.

Genetic Technologies Limited CEO Mr. Eutillio Buccilli added “This significantly changes the landscape; the paradigm shifts from detection and intervention to risk assessment, prevention and even earlier detection”.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 105
+61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040